Mail Stop 4561

October 16, 2009

Mr. William S. McKiernan
Chief Executive Officer
CyberSource Corporation
1295 Charleston Road
Mountain View, CA 94043

Re: **CyberSource Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 27, 2009
File No. 000-26477

Dear Mr. McKiernan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief